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10035940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67062 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ludlow Ward Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Way, Suite 309
(No. and Street)

Cincinnati (City) OH (State) 45242 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Ward 513-985-4103
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett & Co.
(Name – *if individual, state last, first, middle name*)

105 East Fourth Street, Suite 1500 (Address) Cincinnati, (City) OH (State) 45202 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 9 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

JD 3/15/10

## OATH OR AFFIRMATION

I, Kevin Ward, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ludlow Ward Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

PENNY S. MARQUARDT
Notary Public, State of Ohio
My Commission Expires May 10 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**INDEPENDENT AUDITORS' REPORT**

Member
Ludlow Ward Securities, LLC

We have audited the accompanying balance sheet of Ludlow Ward Securities, LLC (a wholly-owned subsidiary of Ludlow Ward Capital Partners, LLC), as of December 31, 2009, and the related statements of operations and member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ludlow Ward Securities, LLC. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7 through 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
March 8, 2010

Ludlow Ward Securities, LLC
Balance Sheet
December 31, 2009

| | |
|---|---|
| **Assets** | |
| Current assets: | |
| Cash | $ 11,146 |
| Other assets | 55 |
| Total assets | 11,201 |
| **Liabilities and Member's Equity** | |
| Commitments and contingencies | |
| Member's equity | 11,201 |
| Total liabilities and member's equity | $ 11,201 |

See accompanying notes to financial statements.

Ludlow Ward Securities, LLC
Statement of Operations and Member's Equity
Year Ended December 31, 2009

| | |
|---|---|
| Revenues: | |
| Advisory fee | $ 62,500 |
| Other | 709 |
| | 63,209 |
| Expenses: | |
| Professional, legal, and accounting services | 2,998 |
| Taxes and licenses | 943 |
| Management fee | 58,209 |
| | 62,150 |
| Net income | 1,059 |
| Member's equity, beginning of year | 10,142 |
| Member's equity, end of year | $ 11,201 |

See accompanying notes to financial statements.

Ludlow Ward Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2009

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 1,059 |
| Adjustments to reconcile net income to net cash used by operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Accrued expenses | | (4,500) |
| Net cash used by operating activities | | (3,441) |
| Cash, beginning of year | | 14,587 |
| Cash, end of year | $ | 11,146 |

See accompanying notes to financial statements.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following accounting principles and practices of Ludlow Ward Securities, LLC (the "Company") are set forth to facilitate the understanding of data presented in the financial statements:

**Description of business**
Ludlow Ward Securities, LLC, an Ohio single-member limited liability company, was formed in March 2005 as a wholly-owned subsidiary of Ludlow Ward Capital Partners, LLC ("LWCP") to provide broker-dealer services for LWCP. During 2006 the Company obtained a National Association of Securities Dealers license to become a registered securities broker and dealer.

**Cash and cash equivalents**
The Company considers all money market and other investments with an original maturity of less than three months to be cash.

**Use of estimates**
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Income taxes**
The Company is a limited liability company. As such, the Company does not pay federal or state corporate income taxes on its taxable income. Rather, income or loss passes through proportionately to its members who are then liable for any income taxes due.

**Uncertain tax positions**
The Company adopted the provisions Accounting for Uncertainty in Income Taxes on January 1, 2009. Those provisions clarify the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are 2006–2008. The Company's policy with regard to interest and penalty is to recognize interest through interest expense and penalties through other expense. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

**Fair Value Measurements**
Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The carrying amounts of financial instruments including cash, approximated fair value as of December 31, 2009, because of the relatively short maturity of these instruments.

**Subsequent Events**
The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through March 8, 2010.

## 2. NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provision of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2009, the Company's net capital requirement was $5,000, and its defined net capital and aggregate indebtedness to net capital ratio was $11,201 and 0 to 1, respectively. In compliance with SEC Rule 17a5-(d)(4), there were no differences between the net capital computation of the audit and the fourth quarter Focus IIA.

## 3. RELATED PARTY TRANSACTION:

Under terms of an operating agreement dated November 16, 2005, Ludlow Ward Securities, LLC is required to pay for expenses incurred by Ludlow Ward Capital Partners, LLC. Expenses include all costs for which a broker/dealer would derive direct or indirect benefit and/or for which it would be responsible if another entity had not agreed to pay for it, including, but not limited, to rent, telephone, copy services, etc. It is understood that a broker/dealer's business is to be understood broadly, to include the existence of a legal entity that is registered as a broker/dealer (even when not conducting a securities business) and all of that entity's activities (whether or not the activities are securities-related). Ludlow Ward Securities, LLC paid $58,209 to Ludlow Ward Capital Partners, LLC for such expenses for the year ended December 31, 2009.

# SUPPLEMENTARY INFORMATION

Ludlow Ward Securities, LLC
Computation of Net Capital
December 31, 2009

| NET CAPITAL | | |
|---|---|---|
| Total member's equity | $ | 11,201 |
| Deduct: | | |
| Non-allowable assets - | | |
| Furniture, equipment and improvements, net | | - |
| Other assets | | 55 |
| Haircuts on securities | | - |
| | | 55 |
| Net Capital | | 11,146 |
| AGGREGATE INDEBTEDNESS | | |
| Accounts payable and accrued liabilities | $ | - |
| MINIMUM NET CAPITAL REQUIRED TO BE MAINTAINED (greater of $5,000 or 6-2/3% of aggregate indebtedness) | $ | 5,000 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | 0.00% |

**Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5**

To the Member
Ludlow Ward Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Ludlow Ward Securities, LLC., as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered its internal control structure over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future

105 east fourth street, ste. 1500
cincinnati, oh 45202

www.cshco.com
p. 513.241.3111
f. 513.241.1212

periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we considered to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Ludlow Ward Securities, LLC. as of and for the year ended December 31, 2009, and this report does not affect our report thereon dated March 8, 2010. There is not adequate segregation of duties in the accounting function as one individual has the ability to prepare checks, sign checks, mail checks, and maintains the general ledger. Management does oversee these functions on a regular basis. This material weakness is common among companies this size.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
March 8, 2010


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